May 14, 2013

Mr. Andrew D. Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re:	W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-05684

Dear Mr. Mew:

We received your letter dated May 9, 2013 and our response is noted below.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7: Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 12

Critical Accounting Estimates, page 22

Goodwill and Indefinite Lived Intangible Assets, page 22

1.
We note your response to comment 1 of our letter dated April 12, 2013. We believe a reporting unit is at risk if it has a fair value that is not substantially in excess of carrying value and your disclosures should provide information for investors to assess the probability of a future impairment charge. Please revise future filings to disclose that your tests indicated the fair value of the reporting unit(s) was substantially in excess of carrying value and thus did not fail step one of the goodwill impairment test or

•	Identify the reporting unit;

•	Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible for the particular reporting unit;

•	Describe potential events and/or changes in circumstances for the reporting unit that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48960.

Response:

In future filings, we will disclose that our quantitative tests indicated the fair value of the reporting unit(s) was substantially in excess of carrying value and thus did not fail step one of the goodwill impairment test or we will

•	Identify the reporting unit;

•	Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty will provide specifics to the extent possible for the particular reporting unit;

•	Describe potential events and/or changes in circumstances for the reporting unit that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
We hope the foregoing response adequately addresses the comment raised in your letter dated May 9, 2013. If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173.

Sincerely,

\s\ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.

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